     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 1997
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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
                               (AMENDMENT NO. 6)

      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                             GIDDINGS & LEWIS, INC.

                           (Name of Subject Company)

                         ------------------------------

                           THYSSEN AKTIENGESELLSCHAFT

                                   TAQU, INC.

                                   (Bidders)

                         ------------------------------

                  COMMON STOCK, PAR VALUE U.S. $0.10 PER SHARE

                         (Title of Class of Securities)

                         ------------------------------

                                   375048105

                     (CUSIP Number of Class of Securities)

                         ------------------------------

                                  AXEL KIRSCH

                                   PRESIDENT

                                   TAQU, INC.

                           3155 WEST BIG BEAVER ROAD

                              TROY, MICHIGAN 48007

                                 (810) 643-3511

            (Name, Address and Telephone Number of Person Authorized

           to Receive Notices and Communications on Behalf of Bidder)

                         ------------------------------

                                   COPIES TO:

                             NEIL T. ANDERSON, ESQ.

                              SULLIVAN & CROMWELL

                                125 BROAD STREET

                            NEW YORK, NEW YORK 10004

                                 (212) 558-4000

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    This Amendment No. 6 to the Tender Offer Statement on Schedule 14D-1 (the "Statement") relates to the offer by TAQU, Inc. (the "Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Thyssen Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany ("Thyssen"), to purchase all outstanding shares of Common Stock, $.10 par value per share of the Company together with any associated preferred share purchase rights (the "Rights" and together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement between the Company and Firstar Trust Company, as rights agent, at a price of $21.00 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated June 18, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal") (which, as either may be amended from time to time, together constitute the "Offer"), copies of which are attached to the Statement as Exhibits (a)(1) and (a)(2), respectively. Unless the context otherwise requires, all references to Shares include the Rights.

ITEM 10. ADDITIONAL INFORMATION.

    Item 10(c) of the Statement is hereby amended and supplemented by adding thereto the following:

    On July 31, 1997, Thyssen issued a press release, a copy of which is included as Exhibit (a)(13) hereto. The information contained therein is incorporated by reference herein.

ITEM 11. MATERIAL TO BE FILED ON EXHIBITS.

    Item 11 of the Statement is hereby amended to add the following exhibit:

    (a)(13) Press Release dated July 31, 1997.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 1997

                                THYSSEN AKTIENGESELLSCHAFT

                                By:  /s/ DR. ECKHARD ROHKAMM
                                     -----------------------------------------
                                     Name: Dr. Eckhard Rohkamm
                                     Title: Member of the Executive Board

                                By:  /s/ DR. ECKART BROCKFELD
                                     -----------------------------------------
                                     Name: Dr. Eckart Brockfeld
                                     Title: Authorized Officer

                                TAQU, INC.

                                By:  /s/ AXEL KIRSCH
                                     -----------------------------------------
                                     Name: Axel Kirsch
                                     Title: President

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                                           DESCRIPTION
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(a)(13)    Press release dated July 31, 1997